CONSENT OF G. FERLATTE

The undersigned hereby consents to the use of their report entitled “Technical Report on the Rosebel Gold Mine, Suriname” with an effective date of September 23, 2018, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2021, (ii) the Registration Statement on Form F-10 (File No. 333-238310) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

                /s/ Gilles Ferlatte
_________________________
By: Gilles Ferlatte, P.Eng.

Dated: February 24, 2022